ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 15, 2021

via edgar

Ms. Karen Rossotto, Esq.

Mr. David Manion, CPA

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Fairway Private Equity Venture Capital Fund (the “Fund”)

(File Nos. 811-23728 and 333-258860)

Dear Ms. Rossotto and Mr. Manion:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter dated September 15, 2021 and subsequently via telephone on December 7, 2021, relating to the initial registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on August 16, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff’s comments are restated below, and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

General Comments

1.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges the Staff’s comment and notes that the Fund believes it has provided all required information and exhibits to the Registration Statement in pre-effective amendment no. 1 to the Registration Statement.

2.	Comment: We also note you have filed exemptive applications on behalf of the Fund. The applications relate to the Fund’s ability to offer an additional share class and accompanying Distribution and Service Plan and to engage in certain Co-Investments. Please let us know in the response letter if the Fund intends to request any additional exemptive or no-action relief. In addition, please update us on the status of your exemptive applications during the course of our review.
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Response: The Fund does not currently intend to apply for additional exemptive relief or to request no-action relief, but may determine to request such relief in the future if the Fund deems it necessary or appropriate. The Fund will update the Staff on the status of its pending exemptive applications as noteworthy developments occur with respect to such applications.

3.	Comment: We note the terms Private Equity and Venture Capital precede the word Fund in your name. In our view, the use of these terms is confusing and potentially misleading because the terms Private Equity and Venture Capital connote specific types of unregistered investment funds, which a registered fund is not, regardless of whether it provides access to private equity or venture capital funds. Please revise your name to avoid the potential for investor confusion.

Response: The Fund respectfully disagrees with the Staff’s view that the use of the terms “private equity” and “venture capital” in the Fund’s name is misleading. The terms “private equity” and “venture capital” are commonly understood to refer to a type of investment strategy that is effectuated through the use of various types of investments across many different industries. Investment decisions based on a “private equity” and “venture capital” strategy may cause a fund to have exposure to many types of investments, including investment funds, direct equity investments in operating companies and other types of investments. The Fund respectfully submits that the terms “private equity” and “venture capital” refer to the Fund’s investment strategy.

Notwithstanding the foregoing, in response to the Staff’s comment, the Fund has changed its name to “Fairway Private Equity & Venture Capital Opportunities Fund.” In addition, the Fund intends to state a policy under Rule 35d-1 of the 1940 Act to invest, under normal market conditions, at least 80% of its net assets, plus any borrowing for investment purposes, in private equity and venture capital investments, including: (i) primary and secondary investments in private equity and venture capital funds managed by third-party managers (“Portfolio Funds” and such third-party managers, “Portfolio Fund Managers”), (ii) investments in private operating companies through special purpose vehicles structured to invest in private equity and venture capital investments (“Direct Investments”), which may be made alongside one or more Portfolio Funds, and (iii) investments in publicly listed companies whose primary business is private equity investing, including listed companies with economic characteristics similar to Portfolio Funds and other publicly traded vehicles whose primary purpose is to invest in or lend capital to privately held companies (together with Portfolio Funds and Direct Investments, “Fund Investments”).

Prospectus

Cover Page

4.	Comment: In the second paragraph, the disclosure states “The Fund will seek to allocate investments across a diversified mix of Portfolio Funds….” As the Fund is a non-diversified investment company under the 1940 Act, please delete or replace the term “diversified” here and throughout the Registration Statement to avoid confusion (in particular, please revise the first paragraph on page 13 accordingly).
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Response: The requested changes have been made.

Summary

5.	Comment: On page 1, in the first paragraph of Investment Objective and Strategies, the disclosure states that included in the Fund’s 80% test is “(i) primary and secondary investments in private equity, venture capital and other private asset funds [emphasis added].” Please disclose what “other private asset funds” are. As the Fund will invest “at least 80% of its net assets…in private equity and venture capital investments,” please indicate the basis on which these other (non-private equity/venture capital) funds are included in the 80% test.

In addition, the Fund’s name and 80% test differentiate investments in private equity from those in venture capital. However, on page 12, in Private Equity Market Overview, the disclosure states “Private equity investments can be broken down generally into three financing stages: venture capital, buyout and special situations.” Please address this inconsistency.

Response: In response to the Staff’s comment, the Fund has removed the term “other private asset funds” from its 80% test. The Fund notes that “other private asset funds” include private debt funds and certain special situations funds that emphasize debt investments. Although the Fund may make investments in private debt funds, such investments will not be included in the 80% test.

The Fund respectfully submits that the term “private equity investments” refers broadly to investments in the “private equity” asset class, which includes investments in the each of the buyout, venture capital and special situations financing stages. The Fund notes, however, that the term “private equity” has also been used over time to refer specifically to investments in the “buyout” financing stage. Because venture capital investments are expected to make up a significant percentage (approximately 40%) of the Fund’s investments, the Fund’s name and 80% test include a reference to “venture capital” to distinguish the Fund from other funds with private equity investment strategies that emphasize “buyout” investments.

6.	Comment: In the same paragraph on page 1, the disclosure further states that “indirect investments in private operating companies” are included in the Fund’s 80% test. Please disclose here what “indirect investments” refers to and the types of investment vehicles and strategies the Fund uses to make these investments. If these strategies include derivatives, please confirm to us these securities will be valued at market and not notional value for purposes of the Fund’s 80% test.

Response: The Fund notes that direct investments in private operating companies, which may be made alongside one or more Portfolio Funds, are structured as investments through a special purpose investment vehicle (“SPV”) sponsored by the Portfolio Fund Manager. A “single investment” SPV may be used by a Portfolio Fund Manager for a variety of reasons to facilitate a direct company investment, and the use of

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such an SPV generally is limited to the single direct company investment to which it relates. These strategies do not include derivatives.

Because investments in private operating companies are made through an SPV sponsored by a Portfolio Fund Manager, the Fund’s investments in private operating companies are “indirect” investments. However, the Fund acknowledges that such investments are described throughout the Registration Statement as “direct” investments to distinguish them from investments in Portfolio Funds that hold private operating companies as portfolio investments. Accordingly, the Fund has replaced the defined term “Co-Investments” with the term “Direct Investments” to avoid confusion. In addition, the Fund has added the following sentence to the disclosure:

“References to Direct Investments only include investments in private operating companies through special purpose vehicles.”

7.	Comment: On page 1, in the second paragraph of Investment Objective and Strategies, the disclosure states the Fund will seek to invest in “venture capital, buyout, special situations, credit” as well as other private asset funds. Please disclose here in plain English a brief description of what each of these investments are.

Response: In response to the Staff’s comment, the following disclosure has been added immediately after the above-referenced sentence:

“Venture capital funds invest in new and emerging companies; buyout funds acquire private and public companies, as well as divisions of larger companies; special situation funds may engage in a broad range of debt and equity investments in companies engaged in extraordinary actions, such as mergers and acquisitions, turnarounds, litigation, rights offerings, liquidations outside of bankruptcy, covenant defaults, refinancings, recapitalizations and other special situations; credit funds invest in direct debt and other yield-oriented investments, including in debt issued by private companies, which may include loans and securities of private equity-backed companies; and private asset funds invest in debt and other securities of private issuers not otherwise encompassed by the types of funds referenced above.”

8.	Comment: The disclosure in the following sentence of this paragraph states “Although the Fund will focus its investments in North America, the Fund may make investments outside of the United States.” This disclosure is inconsistent with references throughout the Registration Statement implying significant international investment. For example, on page 14, in Due Diligence and Selection of Investments, Deal Sourcing, there is reference to a “global network of relationships” that enable the Fund to “access attractive opportunities in local markets around the world.” Additionally, the Fund’s principal risk factors include currency, Eurozone and Brexit risks, as well as those associated with investment in less-developed markets. Please revise the disclosure throughout the Registration Statement to address this inconsistency.
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Response: The Fund notes that investments outside of the United States are subject to a number of additional risk factors that do not apply to investments in North America. The Fund respectfully submits that disclosure of these additional risk factors is appropriate in light of the Fund’s principal investment strategy, which contemplates the possibility of non-U.S. investments. Although the Fund will not emphasize non-U.S. investments, the Fund may hold such investments opportunistically as a principal investment strategy. Nevertheless, in response to the Staff’s comment, the Fund has revised the disclosure throughout the Registration Statement to de-emphasize international investment.

9.	Comment: On page 1, at the end of the penultimate paragraph in Investment Objective and Strategies, the disclosure references the Fund’s access to many “top tier” Portfolio Fund and Co-Investment opportunities. Please preface the term “top-tier” to indicate that quality is based on the Adviser’s belief or otherwise qualify the term in a similar manner. The following paragraph references potential exemptive relief from Section 17 of the 1940 Act. Please disclose here there is no guarantee this relief would be granted.

Response: The requested changes have been made.

10.	Comment: On page 2, the section Risk Factors includes only cross-references to the later sections disclosing detailed risks of investing in the Fund. Please also disclose here an abbreviated version of the Fund’s most significant risks.

Response: The requested change has been made.

11.	Comment: Please include a statement on page 2 under Fees and Expenses that the fees paid to the Adviser are in addition to fees paid at the Portfolio Fund level. In addition, revise to briefly describe the types of fees typically paid at the Portfolio Fund level.

Response: The requested changes have been made.

12.	Comment: On page 2, in Fees and Expenses, Incentive Fee, please explain in plain English what the Loss Recovery Account is. In doing so, please clarify how it relates to the determination of the Incentive Fee. Please also consider providing examples of how the Incentive Fee and Loss Recovery Account work in various scenarios. In addition, please explain to us how the Incentive Fee complies with section 205(a)(1) of the Investment Advisers Act of 1940, as amended (“Advisers Act”).

Response: The Fund respectfully submits that the definition of “Loss Recovery Account” on page 38 provides a plain English explanation of how the Loss Recovery Account balance is calculated, and how it is used to determine the Incentive Fee. The Fund notes that the description of the Loss Recovery Account is identical to the disclosure in several other registration statements filed by registered closed-end funds that bear an incentive fee. See, e.g., FlowStone Opportunity Fund (File Nos. 811-23352 and 333-254757); NB Crossroads Private Markets Access Fund LLC (File Nos. 811-23591 and 333-239934).

The Fund has carefully considered the Staff’s suggestion to provide examples of how the Incentive Fee and Loss Recovery Account work in various scenarios. The Fund notes that such examples are not required by Form N-2. In addition, the Fund is offered only to

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“qualified clients” (within the meaning of Rule 205-3 under the Advisers Act). The Fund respectfully submits that such investors are sophisticated and do not need examples of how the Incentive Fee and Loss Recovery Account work in various scenarios. Accordingly, the Fund respectfully declines to add such disclosure.

Given that the Fund will comply with Rule 205-3, it will be exempt from the prohibitions of Section 205(a)(1) of the Advisers Act.

Summary of Fund Expenses

13.	Comment: In the Summary of Fund Expenses table, please include a line item for “Interest Payments on Borrowed Funds.”

Response: The Fund notes that although it is authorized to borrow money in connection with its investment activities, it currently does not expect to borrow money for investment purposes in its first year of operations and no credit facility is currently in place. The Fund may obtain a line of credit after its first year of operations, which (among other purposes) may be used to satisfy repurchase requests. However, the Fund respectfully submits that it does not expect to incur interest expense in its first year of operations. Accordingly, no changes to the disclosure have been made.

14.	Comment: Please also remove “after Acquired Fund Fees” from the last line of the table.

Response: The requested change has been made.

15.	Comment: Please confirm your expense example only reflects reductions associated with the Expense Limitation Agreement during that agreement’s initial term.

Response: The Fund confirms that the expense example included in the pre-effective amendment to the Registration Statement reflects only reductions associated with the Fund’s Expense Limitation Agreement during its initial term.

Use of Proceeds

16.	Comment: On page 10, the disclosure states “The proceeds from the sale of Shares of the Fund…will be invested by the Fund…as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments.” Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and strategies. To the extent the Private Funds you intend to target do not accept investments unless you have a certain level of capital to deploy, please ensure your strategy and risk disclosure address the limitations you may operate under initially given your size.

Response: In response to the Staff’s comment, the Fund has replaced the first sentence of the first paragraph under “Use of Proceeds” with the following:

“The Fund will invest the proceeds from the continuous offering of Shares on an ongoing basis in accordance with its investment objective and

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strategies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds in accordance with its investment objective and strategies within three months after receipt of the proceeds, first in more liquid publicly traded securities and short-term investments, and then in privately offered securities (including Portfolio Funds and Direct Investments) as they become available to the Fund, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and strategies, and except to the extent proceeds are held in cash to pay dividends and operating expenses, to satisfy repurchase offers or for temporary defensive purposes.”

17.	Comment: The disclosure in this section also indicates that Share proceeds, in addition to Fund investments, may be used for placement fees and the Fund’s fees and expenses, including offering expenses. Please disclose the approximate amount of the Share proceeds intended to be used for each purpose.

Response: In response to the Staff’s comment, the Fund has deleted references to placement fees and the Fund’s fees and expenses in the Use of Proceeds section.

Investment Objective and Strategies

18.	Comment: On page 10, in Investment Objective, the disclosure states “The investment objective of the Fund…may be changed by the Board without the vote of the Fund’s outstanding Shares.” If the Fund will provide Shareholders notice of a change in its investment objective, please disclose so.

Response: In response to the Staff’s comment, the Fund has added disclosure stating that the Fund will notify shareholders if the Board determines to change the Fund’s investment objective.

19.	Comment: Please advise whether the Fund will invest in Portfolio Funds for the purposes of gaining exposure to one or more cryptocurrencies.

Response: The Fund does not currently intend to invest in Portfolio Funds specifically for the purpose of gaining exposure to cryptocurrencies. The Fund notes that Portfolio Funds may determine to invest, or may already be invested, in cryptocurrencies or related issuers (e.g., cryptocurrency infrastructure start-ups). However, exposure to cryptocurrencies is not a principal investment strategy of the Fund.

20.	Comment: We note your statement that the “Adviser’s experienced investment team has a long history …” however, this statement does not inform investors about the length or depth of the Adviser’s experience. Please consider providing a brief factual background discussion of the Adviser’s capabilities – including how long it has managed similar strategies, the amount of money it currently advises with a similar strategy, and the depth and experience of its team with the strategy and managing closed-end funds.
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Response: In response to the Staff’s comment, the Fund has provided a cross-reference to the section in the Prospectus entitled MANAGEMENT OF THE FUND—Portfolio Managers of the Fund, which provides more information on the experience of the Adviser’s investment team.

Private Equity Market Overview

21.	Comment: It is unclear if this section is describing the investments of the Fund in greater detail, or just a general description of private equity investments (e.g., the bottom of page 12, in Special Situations/Other Private Assets, is the only specific reference to the Fund, stating “the Fund’s special situations investments”). Please revise to disclose the Fund’s principal investments.

Response: The requested changes have been made.

22.	Comment: On page 11, in Investment Types, Primary Investments, the disclosure states “Primary investments are interests or investments in newly established private markets funds [emphasis added].” Please describe in the disclosure what “private market funds” are. If these funds are the same as “private equity funds,” as referenced in Secondary Investments, please revise for consistency.

Response: The requested changes have been made.

Investment Process Overview

23.	Comment: The reference to “the initial investment period” on page 13 is unclear. Please clarify.

Response: In response to the Staff’s comment, the Fund has revised the above-referenced disclosure as follows:

“~~After the initial investment period~~ Once our investment program is mature, the Fund’s investment process will begin with an allocation framework among . . . .”

24.	Comment: On page 13, in Portfolio Construction, the “Investment Type” chart attributes 10-30% of the Fund’s portfolio to “Co-Investments.” Is this amount representative of the Fund’s investments prior to receiving the relevant exemptive relief? Please clarify in the disclosure as appropriate.

Response: The Fund notes that the above-referenced attribution of 10-30% of the Fund’s portfolio refers to the Fund’s target allocation to Direct Investments in private operating companies. As explained in the Fund’s response to Comment 6 above, such direct company investments may be made alongside one or more Portfolio Funds that are unaffiliated with the Fund. The Fund intends to make Direct Investments in private operating companies prior to obtaining the relevant exemptive relief. The range reflected in the table represents the Fund’s anticipated investments prior to receiving the relevant exemptive relief. The Fund will not engage in certain negotiated investments alongside

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affiliates unless the Fund has received an order granting an exemption from Section 17 of the 1940 Act or unless such investments are not prohibited by Section 17(d) of the 1940 Act or interpretations of Section 17(d), as expressed in SEC no-action letters or other available guidance. In response to the Staff’s comment, the above-referenced caption has been changed to “Direct Investments.”

25.	Comment: Immediately following, in the “Subclass” chart, within the “Venture Capital” category, there are separate categories for “Seed/Early-Stage” and “Growth Equity/Later-Stage” companies. Please include the amounts allocated to each of these subcategories in the chart. Additionally, if possible, please disclose in this section if the investments indicated in the charts are made by the Fund directly, or through Portfolio Funds.

Response: In response to the Staff’s comment, the Fund has removed the “Seed/Early-Stage” and “Growth Equity/Later-Stage” subcategories from the table.

26.	Comment: Within the Prospectus, please disclose the proposed number of investments in the Fund’s portfolio.

Response: The Fund respectfully submits that it employs an opportunistic investment strategy and does not target a particular number of portfolio holdings at any given time. Accordingly, no changes to the disclosure have been made.

General Risks

27.	Comment: In general, please review the order in which the risks are presented to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response: The requested change has been made.

28.	Comment: On page 16, the risk disclosure in Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares is lengthy. Please break this disclosure up to include a separate section for the risks associated with Share repurchases.

Response: The requested change has been made.

29.	Comment: On page 17, please consider if the disclosure in Payment In-Kind For Repurchased Shares is risk disclosure, or if it should be disclosed in a more appropriate location in the Prospectus. Please similarly consider the disclosure in Legal, Tax and Regulatory Risks concerning Rule 18f-4 and in Reporting Requirements on page 20.

Response: The Fund respectfully submits that the above-referenced disclosure appropriately describes certain risks of investing in the Fund. Notwithstanding the foregoing, the Fund has made a number of organizational changes to the risk disclosure in response to the Staff’s comment.

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Investment Related Risks

30.	Comment: On page 25, in Concentration of Investments, the disclosure states “There are no limitations imposed by the Adviser as to the amount of Fund assets that may be invested…indirectly in any single industry.” The disclosure further states “a Portfolio Fund’s investment portfolio may consist of a limited number of companies and may be concentrated in a particular industry area or group.” Please note that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying funds when determining compliance with its concentration policies.

Response: In response to the Staff’s comment, the Fund has added the following sentence to the “Concentration of Investments” disclosure:

“The Fund will consider the then-existing concentration of Portfolio Funds, to the extent they are known to the Fund, when making additional investments.”

31.	Comment: On page 26, Nature of Portfolio Companies contains the only disclosure describing the risks associated with the Fund’s investments, and it is six lines. Please expand this disclosure to describe more fully the risks of each of the Fund’s principal investments. Consider separating the disclosure for each investment type with distinct headings. In particular, please expand on the risks associated with investment in early-stage Portfolio Companies.

Response: The Fund respectfully submits that the “Investment Related Risks,” “Special Risks Pertaining to Investments in Portfolio Funds” and “Risks Specific to Secondary Investments” sections provide substantial disclosure describing the risks associated with each of the Fund’s principal investments. Nevertheless, in response to the Staff’s comment, the Fund has revised the “Nature of Portfolio Companies” section as follows:

“The Fund Investments will include direct and indirect investments in various private operating companies, ventures and businesses (“Portfolio Companies”). This may include Portfolio Companies in the early phases of development~~, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products~~.

Early-stage Portfolio Companies have limited operating histories, are attempting to develop or commercialize unproven technologies or implement novel business plans, are engaged in rapidly changing businesses, and/or are not otherwise developed sufficiently to be self-sustaining financially or to become public. In addition, early-stage Portfolio Companies may have less developed and comprehensive internal operating procedures, policies, systems and controls than more mature companies. Early-stage Portfolio Companies financed by venture capital

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are generally not cash flow positive at the time of investment or have an otherwise weak financial condition and may require several rounds of financing before the company can be sold privately or taken public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may be at a later stage of development.”

32.	Comment: The disclosure on page 26 indicates the risks associated with high yield or “junk” bonds and distressed debt, and mezzanine bonds. Please disclose these investments in the strategy section of the Prospectus.

Response: The requested change has been made.

Limits of Risk Disclosure

33.	Comment: Please rename the caption “Limits of Risk Disclosure” and revise the statement that your risk disclosures “are not intended to be, a complete enumeration or explanation …” as these statements imply your disclosure may be materially incomplete.

Response: The Fund believes that all of the principal risks of investing in the Fund are currently disclosed in the Prospectus. The Fund notes that the last sentence of the above-referenced paragraph states: “In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.” The Fund respectfully submits that this disclosure is accurate and identifies a legitimate limitation on the risk disclosure currently set forth in the Registration Statement, consistent with the title of the section in which it is found. By way of example, prior to the COVID-19 pandemic, many registrants across the industry had not contemplated adding any meaningful disclosure relating to pandemics or mass public health events in their registration statements. For these reasons, the Fund respectfully declines to make the requested change.

Management Fee

34.	Comment: On page 37, the disclosure states “the Adviser may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so.” Please confirm to us the Adviser may not recoup these reimbursements. The disclosure also states in the following line “A portion of the Management Fee may be paid to brokers or dealers that assist in the distribution of Shares.” Please explain to us the nature and purpose of this payment. Is it voluntary or contractual, and may the Adviser recoup these payments? Please also inform us if the need for this payment will cease when the Fund receives the appropriate exemptive relief for its Distribution and Service Plan.

Response: The Fund confirms that any voluntary reimbursements by the Adviser that are outside of the scope of the expense limitation agreement may not be recouped by the Adviser.

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With respect to potential payments to brokers or dealers that assist in the distribution of Shares, the Adviser may determine to use a portion of its own profits to make such payments outside of the scope of a Distribution and Service Plan. This practice is commonly known as revenue sharing. Revenue sharing arrangements are typically contractual and may continue during the operation of a Distribution and Service Plan. Revenue sharing payments are not made out of the Fund’s assets and may not be recouped by the Adviser.

Fund Expenses

35.	Comment: The disclosure on page 41 indicates the Adviser may be entitled to receive certain fees in connection with the Fund’s investments, but such fees “shall be for the benefit of the Fund.” Please clarify how the Fund benefits from the Adviser’s receipt of such fees and explain why the Adviser, and not the Fund, would be entitled to them.

Response: Fees earned in respect of Fund Investments, as referenced on page 41, may be paid directly to the Adviser for reasons of administrative efficiency or otherwise. Any such fees paid directly to the Adviser will promptly be remitted to the Fund.

Conflicts of Interest

36.	Comment: Please remove the statement on page 42 that “each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest.”

Response: The requested change has been made.

Repurchase of Shares

37.	Comment: On page 45, in Procedures for Repurchase of Shares, the disclosure in the second bullet indicates that if the Fund issues a debt obligation it “is expected to contain terms providing payment on or before the thirtieth day after the Tender Valuation Date….” Please confirm the payment period will be consistent with the prompt payment provisions of Rules 14e-1(c) and 13e-4(f)(5) under the Exchange Act.

Response: The Fund respectfully submits that the remittance process for tender offer proceeds to be undertaken by the Fund is consistent with that of many, if not all, competitor funds of the Fund.

Calculation of Net Asset Value; Valuation

38.	Comment: On page 47, the disclosure states that for securities not publicly-traded, the Valuation Committee “in determining the fair values of these investments…will typically apply widely recognized market and income valuation methodologies.” Please disclose specifically how the Committee will value pre-revenue Portfolio Companies.

Response: The Fund notes that valuations of Direct Investments in private operating companies are generally performed by the general partner of the SPV through which the

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direct company investment is made. The Adviser’s Valuation Committee reviews the SPV general partner’s methodology in determining the fair value of a direct company investment, and updates such fair value with relevant market information known to the Valuation Committee if the valuation provided to the Fund by the SPV general partner is not current. In response to the Staff’s comment, the Fund has revised the disclosure to provide additional detail regarding the methodologies and procedures used by the Adviser’s Valuation Committee to value investments in private operating companies.

39.	Comment: We note your expectation to allocate 10% to 30% of Fund assets to Co-Investments. Please tell us the types of co-investments you anticipate making and address in greater detail the information and capabilities available to reliably value such positions.

Response: As noted above in the Fund’s response to Comment 6, the Fund has replaced the defined term “Co-Investments” with the term “Direct Investments” to avoid confusion. The term “Direct Investments” refers to the Fund’s investments in private operating companies through special purpose vehicles, which may be made alongside one or more Portfolio Funds. As noted in the Fund’s response to Comment 38, valuations of Direct Investments in private operating companies are generally performed by the general partner of the SPV through which the investment is made. The Adviser’s Valuation Committee reviews the SPV general partner’s methodology in determining the fair value of a direct company investment, and updates such fair value with relevant market information known to the Valuation Committee if the valuation provided to the Fund by the SPV general partner is not current.

Additional Information

40.	Comment: On page 60, in Subsidiaries, the disclosure states “The Fund may make investments through wholly-owned subsidiaries,” and “Each investment adviser to any such foreign subsidiary will comply with Section 15 of the 1940 Act with respect to advisory contract approval…” Regarding the Fund’s subsidiaries, please address the following:
a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each subsidiary.

Response: The requested disclosure has been added.

b.	Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and a subsidiary’s investment advisory agreements may be combined.

Response: The Fund confirms that any investment advisory agreement pertaining to a Subsidiary will be filed as an exhibit to the Registration Statement.

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c.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

Response: The requested disclosure has been added.

d.	Disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of such fund and the subsidiary.

Response: The Fund has not yet formed any Subsidiaries. To the extent applicable, a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund will be disclosed in the Registration Statement.

e.	Explain in correspondence whether the financial statements of a Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund confirms that the financial statements of any Subsidiary will be consolidated with the financial statements of the Fund.

f.	Confirm in correspondence that: (1) a Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and a Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table; and (2) a Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

g.	Confirm a Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

Summary of the Agreement and Declaration of Trust

41.	Comment: The Fund’s Agreement and Declaration of Trust, in Article VIII, Section 8.9, Derivative Actions, sets forth the conditions a Shareholder must meet to bring a derivative action on behalf of the Trust. Please disclose these conditions in plain English in this section (page 60).

Response: The requested disclosure has been added.

42.	Comment: In addition, regarding provision 8.9(b), requiring Shareholders collectively holding at least 10% to join the request for an action, and provisions 8.9(c) and 8.9(d), each requiring Shareholder reimbursement of the Fund for the expense of any advisors
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the Board hires relating to a Shareholder demand in the event that the Board determines not to bring an action, please address the following:

a.	Please revise these provisions in the Agreement and Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws.

Response: In response to the Staff’s comment, the Fund has amended its Agreement and Declaration of Trust as requested.

b.	Immediately following disclosure of these provisions in this section, please disclose that these provisions do not apply to claims arising under the federal securities laws.

Response: In response to the Staff’s comment, the Fund has added disclosure stating that these provisions do not apply to claims arising under the federal securities laws.

Statement of Additional Information

43.	Comment: On page 2, in the second paragraph of Additional Information on Investment Techniques of the Fund and the Related Risks, the disclosure states “Any decision to invest in the Fund should take into account (i) the possibility that the Portfolio Funds may make virtually any kind of investment, (ii) that the Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above)… [emphasis added]….” Please revise the disclosure in (ii) as it is misleading. As indicated in the section Special Risks Pertaining to Investments in Portfolio Funds, beginning on page 30 of the Prospectus, there are significant differences between registered and non-registered funds. These differences impact the type and amounts of investments the Fund may make and how it conducts its operations.

Response: In response to the Staff’s comment, the Fund has revised the above-referenced disclosure as follows:

“…(ii) that ~~the Fund has similarly broad latitude in the kinds of investments it may make (~~, subject to the fundamental policies described above~~)~~ and the limits of the 1940 Act and the rules thereunder, the Fund has broad discretion with respect to the kinds of investments it may make…”

Accounting Comments

44.	Comment: Please file the auditor’s report and consent with the next pre-effective amendment to the Registration Statement.

Response: The auditor’s report and consent has been filed with pre-effective amendment no. 1 to the Registration Statement.

45.	Comment: Under Fees and Expenses in the summary section of the Registration Statement, please disclose that (i) the Adviser has voluntarily agreed to pay the Fund’s organizational and offering costs already incurred and any additional costs incurred prior
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to the commencement of operations of the Fund; and (ii) organizational and offering costs paid by the Adviser are not subject to repayment by the Fund to the Adviser.

Response: The requested change has been made.

46.	Comment: In the fee table under Summary of Fund Expenses, please move the “Acquired Fund Fees and Expenses” line item above the “Fee Waiver and/or Expense Reimbursement” line item.

Response: The requested change has been made.

47.	Comment: In the fee table under Summary of Fund Expenses, please include a subtotal line for all fees before waivers/reimbursements.

Response: The requested change has been made.

48.	Comment: In footnote 6 under the fee table under Summary of Fund Expenses, please disclose that (i) the Adviser has voluntarily agreed to pay the Fund’s organizational and offering costs already incurred and any additional costs incurred prior to the commencement of operations of the Fund; and (ii) organizational and offering costs paid by the Adviser are not subject to repayment by the Fund to the Adviser.

Response: The requested change has been made.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6327.

Very truly yours,

/s/ Gregory C. Davis

Gregory C. Davis

cc:	Kevin Callahan, Fairway Capital Management, LLC Paulita A. Pike, Ropes & Gray LLP
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